UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2021

Decarbonization Plus Acquisition Corporation II

(Exact name of registrant as specified in its charter)

Delaware	001-40000	85-4197795
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(212) 993-0076

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	DCRNU	Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	DCRN	Nasdaq Capital Market
Warrants, exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DCRNW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced by Decarbonization Plus Acquisition Corporation II (the “Company”), on May 25, 2021, the Company, Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo, entered into a Business Combination Agreement (as amended on July 27, 2021 by the First Amendment to the Business Combination Agreement, the “Business Combination Agreement,” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

On October 13, 2021, Tritium issued a press release announcing a business update for the three months ended September 30, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated October 13, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Legend Information

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed Business Combination and including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of the Company’s securities; the inability of the Business Combination to be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or the Company, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and the Company assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor the Company gives any assurance that either NewCo or the Company will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, NewCo, which will be the going-forward public company, has filed a preliminary registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement of the Company. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, THE COMPANY, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed Business Combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed Business Combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

Date: October 13, 2021	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Exhibit 99.1

Tritium, a Leading Global Developer and Manufacturer of DC Fast Chargers,

Announces Record Third Calendar Quarter and Calendar Year-to-Date Results

and Provides Business Update

OCTOBER 13, 2021 – Brisbane, Australia – Tritium Holdings Pty Ltd (“Tritium” or the “Company”), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced record results for the three months ended September 30, 2021, and provided a business update, including an update on sales orders and backlog for the quarter.

On May 26, 2021, Tritium announced it had entered into a definitive agreement for a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium DCFC Limited (“NewCo”), which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is currently expected to occur in either December 2021 or January 2022.

For the three months ended September 30, 2021, Tritium booked record orders of approximately $55 million (31% higher than the September 30, 2021 forecast in the Analyst Day update released on September 21). The Company’s backlog continued to grow throughout the three months ended September 30, 2021, ending at a record of approximately $78 million (18% higher than the September 30, 2021 forecast in the Analyst Day update), or an increase of 333% over the backlog at December 31, 2020.

Other recent business highlights include:

•	Total Tritium DC fast chargers sold globally now stand in excess of 5,250, compared to 4,400 when Tritium announced its proposed business combination with DCRN—an increase of 19% in only 18 weeks.

•

Production in the three months ended September 30, 2021 was a record of approximately $22 million, representing a 64% increase over the three months ended June 30, 2021 and a 140% increase over the three months ended March 31, 2021.

•

Total backlog of approximately $78 million as of September 30, 2021 represents the largest backlog ever recorded by Tritium, an increase of 86% over the June 30, 2021 backlog of $42 million and an increase of 189% over the March 31, 2021 backlog of $27 million.

•

Since November 2020, increasing product demand has required Tritium to double the Company’s production line shift headcount. The Company expected this increase in market demand which will be met through previously announced expansions of assembly, throughput and testing capacity in the United States and Europe following the anticipated successful closing of the business combination with DCRN.

Jane Hunter, CEO of Tritium, commented, “The momentum we have experienced across Tritium’s suite of products has been exceptional this past quarter. As the world embraces the electrification of transportation, it has now become near-consensus that the proliferation of reliable, fast charging will be an essential step in accelerating EV adoption. Although there is certainly a continued and needed role for slow charging, drivers are increasingly demanding a charging experience that is analogous to their gasoline car experience, and Tritium’s product portfolio is squarely positioned to meet those needs. We celebrated several commercial wins since announcing our business combination agreement with DCRN, a select handful of which we made public, and we continue to see an elevated level of dialogue with substantial players across utilities, retail, charge point operators, fleets and traditional fuel station owners that point to strength across our business and geographies.”

Michael Hipwood, CFO of Tritium, commented, “The business model built by Tritium on the back of leading, proprietary technology is now apparent in the Company’s results. As a manufacturer of finished goods that require assembly through components sourced globally, Tritium is not immune to the challenges of the well-covered supply chain disruptions occurring around the world, as the movement of goods continues to be upended. Nevertheless, Tritium’s leadership invested early in operational solutions that have enabled the current record results. Tritium has received over $220 million of cumulative financings since its inception, including an approximately AUD $40 million private placement just secured and announced on September 7, 2021. The benefits of that legacy, multi-year investment campaign are being seen in strong sales momentum especially given our existing global footprint. In 2021, we expect to deliver continued growth, and look forward to continued momentum into 2022.”

Since Tritium announced its business combination with DCRN, the Company announced the opening of its Singapore office to serve the rapidly growing APAC and Middle East regions and several global commercial wins across a variety of geographies and customer categories, including:

•	On October 12, Tritium announced a partnership with ChargeNet to bring Tritium chargers to the San Francisco Bay Area Taco Bells.

•	On August 26, Tritium announced a partnership with local distributor Solcon to provide DC fast chargers in Israel and Palestine.

•	On August 24, Tritium announced a partnership with Miller Technology to provide electric vehicle charging solutions to mining operations for the BHP Mitsubishi Alliance in Queensland, Australia.

•	On August 18, the Company announced a deal with Evie Networks to install more than 300 fast chargers across Australia.

•

On August 10, Tritium announced a partnership with Greenlots, a member of the Shell Group, for installation of fast charging infrastructure across the U.S. state of Maryland for utility Baltimore Gas and Electric.

•	On June 29, the Company celebrated the opening of the largest universal fast charging lot in North America with Revel in New York City.

David Finn, Founder and Chief Growth Officer of Tritium, remarked, “The success of our technology platform has been validated in the commercial channel, and we are extraordinarily grateful for the support of our customers and partners who have responded so enthusiastically to our offerings. We released a modular 75kW charger in 2020, and we are eager to bring a 150kW variant of that charger for retail applications to market in 2022. We have a pipeline of product introductions slated for 2022 and 2023, including our 25kW V2G/V2H wall unit and our 360kW and 1MW line, which will begin with a 150kW line designed for charging park applications launching before the end of 2021.”

David Toomey, Chief Revenue Officer of Tritium, continued, “These offerings will build on Tritium’s longstanding technology edge, which has always been at the vanguard of the industry. For example, Tritium was the first company in the world to implement Plug and Charge (ISO 15118), which enables EVs and charging equipment to communicate, authenticate, and transact seamlessly via the charging cable. Further, the Company’s compact and sleek 350kW charger – which enables a 60-mile charge in 3 minutes – has been available since 2018, and we look forward to bringing to market products that reflect the ongoing performance and quality enhancements currently under development by our global team of engineers. We believe our 459-person employee base – which has grown over 30% from 348 just four months ago when we announced our business combination with DCRN – continues to set the industry standard for both product innovation and customer-led decision-making.”

Additionally, since announcing the proposed business combination with DCRN, Tritium announced that Gilbarco Veeder-Root, the worldwide technology leader for retail and commercial fueling operations and a Tritium shareholder since 2018, agreed to support the Company’s proposed business combination with DCRN. Finally, Tritium announced that the 77th U.S. Secretary of the Navy and former Ambassador to Norway, Kenneth Braithwaite, will be joined by seasoned automotive executive Edward Hightower on the Board of Directors of the post-business combination company.

On September 24, 2021, NewCo filed its preliminary Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), and Tritium is looking forward to providing near-term updates on the proposed business combination with DCRN.

Use of Non-GAAP Financial Measures

We present our operating results in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

Important Information and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed the Registration Statement with the SEC, which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Contacts:

For Investors

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

For Media

Dan McDermott

ICR, Inc.

TritiumPR@icrinc.com